Exhibit 99.1

LexinFintech Holdings Ltd. Reports Third Quarter 2025

Unaudited Financial Results

SHENZHEN, China, November 24, 2025 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended September 30, 2025.

Mr. Jay Wenjie Xiao, Chairman and Chief Executive Officer of Lexin, commented, “In the third quarter, we efficiently completed our business adjustments and have smoothly transitioned our operations to comply with the new regulatory requirements. Effective October 1st, 2025, all new loans originated have been priced at or below an annual interest rate of 24%.

The industry has been facing short-term compliance challenges and heightened credit risk volatility related to regulatory changes since last quarter. Despite this complex environment, Lexin has delivered a set of solid financial results. In the third quarter of 2025, our net income was RMB521 million, representing an increase of 2% quarter-over-quarter and 68% year-over-year. Loan originations reached RMB50.9 billion and revenue was RMB3.4 billion. These results reflect the operational resilience of our unique business ecosystem and highlight the effectiveness and agility of our operations.

Looking ahead, the implementation of the new regulation marks a new stage of high-quality development for the industry. As the new regulation takes shape, market resources will be further concentrated toward leading compliant platforms with strong risk control capabilities and sound operations. Leveraging our competitive business ecosystem and enhanced risk management framework, we have established effective mechanisms to navigate market changes and deliver stable results across industry cycles. We remain committed to maintaining a prudent operational strategy, reinforcing our core competitive advantages, and driving high-quality and sustainable long-term growth.

We also remain dedicated to enhancing shareholder returns. In accordance with our dividend policy, the payout ratio increases from 25% to 30% of net profit, starting from the second half of this year. In addition to cash dividend, since the third quarter, the company has repurchased approximately US$25 million worth of ADSs, and I have personally purchased about US$5.1 million worth of ADSs as of November 24, 2025. We’ll continue to explore various avenues to deliver value to our shareholders.”

Mr. James Zheng, Chief Financial Officer of Lexin, commented, “Despite the challenging external environment in the third quarter, we delivered a set of resilient performance. Net income reached RMB521 million, representing a 2% quarter-over-quarter and 68% year-over-year increase, a record high in the last 15 quarters. Net income take rate, calculated as net income divided by average loan balance, was 2.01%, advancing by 9 basis points compared to the second quarter of 2025 and achieving our year-end target of over 2.0% ahead of schedule, which showcases our determination and improved ability to execute on our business objectives.

Under the new regulatory framework, we’ll continue to focus on asset quality improvement, ecosystem synergy enhancement, and operational refinement to achieve long-term sustainable growth.”

Third Quarter 2025 Operational Highlights:

User Base

•
Total number of registered users reached 240 million as of September 30, 2025, representing an increase of 7.7% from 223 million as of September 30, 2024.
•
Number of active users1 who used our loan products in the third quarter of 2025 was 4.4 million, representing an increase of 2.7% from 4.3 million in the third quarter of 2024.
•
Number of cumulative borrowers with successful drawdown was 35.9 million as of September 30, 2025, an increase of 8.5% from 33.1 million as of September 30, 2024.

Loan Facilitation Business

•
As of September 30, 2025, we cumulatively originated RMB1,480.5 billion in loans, an increase of 16.3% from RMB1,273.2 billion as of September 30, 2024.
•
Total loan originations2 in the third quarter of 2025 was RMB50.9 billion, a decrease of 0.2% from RMB51.0 billion in the third quarter of 2024.
•
Total outstanding principal balance of loans3 was RMB102 billion as of September 30, 2025, representing a decrease of 8.5% from RMB111 billion as of September 30, 2024.

Credit Performance4

•
90 day+ delinquency ratio5 was 3.0% as of September 30, 2025, as compared with 3.1% as of June 30,
2025.
•
First payment default rate (30 day+) for new loan originations was below 1% as of September 30, 2025.

Installment E-commerce Platform Service

•
GMV6 in the third quarter of 2025 for our installment e-commerce platform service was RMB2,313 million, representing an increase of 180% from RMB827 million in the third quarter of 2024.
•
In the third quarter of 2025, our installment e-commerce platform service served over 520,000 users.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the third quarter of 2025 was approximately 13.0 months, as compared with 13.2 months in the third quarter of 2024.
•
Repeated borrowers’ contribution7 of loans across our platform for the third quarter of 2025 was 85.1%.

Third Quarter 2025 Financial Highlights:

•
Total operating revenue was RMB3,417 million, representing a decrease of 6.7% from the third quarter of 2024.
•
Credit facilitation service income was RMB2,617 million, representing a decrease of 11.9% from the third quarter of 2024. Tech-empowerment service income was RMB456 million, representing an increase of 18.9% from the third quarter of 2024. Installment e-commerce platform service income was RMB345 million, representing an increase of 11.8% from the third quarter of 2024.
•
Net income attributable to ordinary shareholders of the Company was RMB521 million, representing an increase of 68.4% from the third quarter of 2024. Net income per ADS attributable to ordinary shareholders of the Company was RMB2.93 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company8 was RMB544 million, representing an increase of 63.5% from the third quarter of 2024. Adjusted net income per ADS attributable to ordinary shareholders of the Company8 was RMB3.06 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Total loan originations refer to the total principal amount of loans facilitated and originated during the given period.
3.
Total outstanding principal balance of loans refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loans guaranteed by our financial guarantee companies and the loans facilitated across third party platforms that we bear principal risk and excluding loans delinquent for more than 180 days that are charged-off.
4.
Loans under Intelligent Credit Platform are excluded from the calculation of credit performance. Intelligent Credit Platform (ICP) is an intelligent platform on our “Fenqile” app, under which we match borrowers and financial institutions through big data and cloud computing technology. For loans facilitated through ICP, the Company does not bear principal risk.
5.
“90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform and those loans across third party platforms that we bear principle risk as of a specific date. Loans that are charged-off and loans under “ICP” and overseas are not included in the delinquency rate calculation.
6.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
7.
Repeated borrowers’ contribution for a given period refers to the principal amount of loans borrowed during that period by borrowers who had previously made at least one successful drawdown as a percentage of the total loan facilitation and origination volume through our platform during that period.
8.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Third Quarter 2025 Financial Results:

Operating revenue was RMB3,417 million in the third quarter of 2025, as compared to RMB3,662 million in the third quarter of 2024.

Credit facilitation service income was RMB2,617 million in the third quarter of 2025, as compared to RMB2,970 million in the third quarter of 2024. The decrease was due to the decrease in loan facilitation and servicing fees-credit oriented, partially offset by the increases in financing income.

Loan facilitation and servicing fees-credit oriented was RMB1,428 million in the third quarter of 2025, as compared to RMB1,851 million in the third quarter of 2024. The decrease was primarily due to the decrease in the APR of off-balance sheet loans, as well as the increase in the early repayment behaviors.

Guarantee income was RMB620 million in the third quarter of 2025, as compared to RMB620 million in the third quarter of 2024.

Financing income was RMB569 million in the third quarter of 2025, as compared to RMB499 million in the third quarter of 2024. The increase was primarily driven by the increase in the outstanding balances of on-balance sheet loans.

Tech-empowerment service income was RMB456 million in the third quarter of 2025, as compared to RMB384 million in the third quarter of 2024. The increase was primarily driven by the increase in referral services.

Installment e-commerce platform service income was RMB345 million in the third quarter of 2025, as compared to RMB308 million in the third quarter of 2024. The increase was primarily driven by the increase in transaction volume with third-party sellers.

Cost of sales consisted of cost of inventory sold and other costs. Cost of sales was RMB270 million in the third quarter of 2025, as compared to RMB308 million in the third quarter of 2024. The decrease was primarily driven by the decrease in transaction volume of online direct sales which is recorded on a gross basis.

Funding cost was RMB51.8 million in the third quarter of 2025, as compared to RMB87.7 million in the third quarter of 2024. The decrease was primarily driven by the decrease in funding rates and balance of funding debts to fund the on-balance sheet loans.

Processing and servicing costs was RMB653 million in the third quarter of 2025, as compared to RMB602 million in the third quarter of 2024.

Provision for financing receivables was RMB328 million for the third quarter of 2025, as compared to RMB261 million for the third quarter of 2024. The increase was primarily due to the decrease in performance of the on-balance sheet loans, as well as the increase in the outstanding loan balances of on-balance sheet loans.

Provision for contract assets and receivables was RMB162 million in the third quarter of 2025, as compared to RMB244 million in the third quarter of 2024. The decrease was primarily driven by the decrease of the outstanding loan balances of off-balance sheet loans.

Provision for contingent guarantee liabilities was RMB760 million in the third quarter of 2025, as compared to RMB952 million in the third quarter of 2024. The decrease was primarily due to the decrease of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit was RMB1,193 million in the third quarter of 2025, as compared to RMB1,207 million in the third quarter of 2024.

Sales and marketing expenses was RMB471 million in the third quarter of 2025, as compared to RMB438 million in the third quarter of 2024. The increase was primarily driven by the increase in online advertising costs.

Research and development expenses was RMB150 million in the third quarter of 2025, as compared to RMB149 million in the third quarter of 2024.

General and administrative expenses was RMB95.1 million in the third quarter of 2025, as compared to RMB89.0 million in the third quarter of 2024.

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB170 million in the third quarter of 2025, as compared to a loss of RMB151 million in the third quarter of 2024. The change was primarily driven by the fair value gains realized as a result of the release of guarantee obligation as loans are repaid, partially offset by the fair value loss from the re-measurement of the expected loss rates.

Income tax expense was RMB126 million in the third quarter of 2025, as compared to RMB72.2 million in the third quarter of 2024. The increase was primarily due to the increase in income before income tax expense.

Net income was RMB521 million in the third quarter of 2025, as compared to RMB310 million in the third quarter of 2024.

Recent Development

Board Change

Mr. Jared Yi Wu has tendered his resignation from the Company’s board of directors, effective on November 24, 2025, following his retirement from the Company’s management team in March 2025. The Company extends its sincere gratitude to Mr. Wu’s service and wishes him the best for his retirement. Following Mr. Wu’s departure, the Company’s board of directors now comprises seven members, including four independent directors, in full compliance with the Nasdaq corporate governance requirements.

Update of Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$50 million adopted in July 2025, the Company repurchased a total of approximately 4.9 million ADSs (equivalent to 9.8 million Class A ordinary shares) for approximately US$25 million. The remaining amount under the share repurchase program was US$25million as of the date of this announcement. The total number of shares repurchased by the Company since the adoption of the share repurchase program amounted to approximately 2.9% of its total ordinary shares outstanding as of December 31, 2024.

In addition, Mr. Jay Wenjie Xiao has informed the Company that he has purchased a total of approximately 782 thousand ADSs (equivalent to 1,563 thousand Class A ordinary shares) for approximately US5.1 million as of this date of announcement, after his indication to purchase up to US$10 million worth of the Company’s ADSs in July 2025.

Business Outlook

For the first nine months of 2025, the company reported a net income of 1.5 billion, marking a 98% increase year-over-year and aligning with our net income guidance for the period.

Looking ahead, we anticipate industry-wide risk fluctuations to persist due to the implementation of the new regulatory framework, which will have some impact on our performance. As a result, our transaction volume and net income for the fourth quarter are expected to decline sequentially. However, based on our current assessment and accumulative net income for the first nine months, we are maintaining our previous guidance of achieving significant year-over-year growth in net income.

The forecast is subject to the impact of macroeconomic factors, and we may adjust the performance outlook as appropriate based on evolving circumstances.

Conference Call

The Company’s management will host an earnings conference call at 6:00 AM U.S. Eastern time on November 24, 2025 (7:00 PM Beijing/Hong Kong time on November 24, 2025).

Participants who wish to join the conference call should register online at:

https://register-conf.media-server.com/register/BI7036283e69e44c1bbd771c7cb7e7675f

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss) and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss).

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment income/(loss) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1190 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2025. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of the collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Will Tan

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: willtan@lexin.com

Media inquiries:

Ruifeng Xu

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: media@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2024	September 30, 2025
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,254,213	2,191,291	307,809
Restricted cash	1,638,479	1,823,593	256,159
Restricted term deposit and short-term investments	138,497	177,982	25,001
Short-term financing receivables, net(1)	4,668,715	5,072,417	712,518
Short-term contract assets and receivables, net(1)	5,448,057	4,336,657	609,167
Deposits to insurance companies and guarantee companies	2,355,343	2,318,598	325,692
Prepayments and other current assets	1,321,340	2,355,149	330,826
Amounts due from related parties	61,722	95,436	13,406
Inventories, net	22,345	21,030	2,954
Total Current Assets	17,908,711	18,392,153	2,583,532
Non-current Assets
Restricted cash	100,860	74,613	10,481
Long-term financing receivables, net(1)	112,427	97,570	13,706
Long-term contract assets and receivables, net(1)	317,402	294,805	41,411
Property, equipment and software, net	613,110	851,370	119,591
Land use rights, net	862,867	837,067	117,582
Long‑term investments	284,197	243,715	34,234
Deferred tax assets	1,540,842	1,739,360	244,326
Other assets	500,363	536,074	75,302
Total Non-current Assets	4,332,068	4,674,574	656,633
TOTAL ASSETS	22,240,779	23,066,727	3,240,165

LIABILITIES
Current liabilities
Accounts payable	74,443	49,067	6,892
Amounts due to related parties	10,927	7,908	1,111
Short-term borrowings and current portion of long-term borrowings	690,772	932,296	130,959
Short‑term funding debts	2,754,454	2,906,097	408,217
Deferred guarantee income	975,102	1,330,957	186,958
Contingent guarantee liabilities	1,079,000	589,744	82,841
Accruals and other current liabilities	4,019,676	4,413,953	620,024
Total Current Liabilities	9,604,374	10,230,022	1,437,002
Non-current Liabilities
Long-term borrowings	585,024	566,015	79,508
Long‑term funding debts	1,197,211	351,899	49,431
Deferred tax liabilities	91,380	82,986	11,657
Other long-term liabilities	22,784	11,249	1,580
Total Non-current Liabilities	1,896,399	1,012,149	142,176
TOTAL LIABILITIES	11,500,773	11,242,171	1,579,178
Shareholders’ equity:
Class A Ordinary Shares	205	206	30
Class B Ordinary Shares	41	41	7
Treasury stock	(328,764)	(386,573)	(54,302)
Additional paid-in capital	3,314,866	3,371,632	473,610
Statutory reserves	1,178,309	1,178,309	165,516
Accumulated other comprehensive income	(29,559)	(26,300)	(3,694)
Retained earnings	6,604,908	7,687,241	1,079,820
Total shareholders’ equity	10,740,006	11,824,556	1,660,987
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,240,779	23,066,727	3,240,165

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB102,124 and RMB232,188 as of December 31, 2024 and September 30, 2025, respectively.

Short-term contract assets and receivables, net of allowance for credit losses of RMB409,590 and RMB244,138 as of December 31, 2024 and September 30, 2025, respectively.

Long-term financing receivables, net of allowance for credit losses of RMB1,820 and RMB2,412 as of December 31, 2024 and September 30, 2025, respectively.

Long-term contract assets and receivables, net of allowance for credit losses of RMB30,919 and RMB15,164 as of December 31, 2024 and September 30, 2025, respectively.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Credit facilitation service income	2,970,294	2,616,805	367,580	8,287,865	7,077,517	994,173
Loan facilitation and servicing fees-credit oriented	1,850,850	1,428,159	200,612	4,701,514	3,695,122	519,051
Guarantee income	620,117	619,712	87,050	2,086,656	1,738,707	244,235
Financing income	499,327	568,934	79,918	1,499,695	1,643,688	230,887
Tech-empowerment service income	383,592	456,044	64,060	1,279,683	1,911,018	268,439
Installment e-commerce platform service income	308,257	344,649	48,413	977,213	1,120,476	157,392
Total operating revenue	3,662,143	3,417,498	480,053	10,544,761	10,109,011	1,420,004
Operating cost
Cost of sales	(308,097)	(269,980)	(37,924)	(966,777)	(957,912)	(134,557)
Funding cost	(87,717)	(51,829)	(7,280)	(268,980)	(194,773)	(27,360)
Processing and servicing cost	(602,362)	(653,285)	(91,766)	(1,708,785)	(1,810,078)	(254,260)
Provision for financing receivables	(261,126)	(327,518)	(46,006)	(568,783)	(766,524)	(107,673)
Provision for contract assets and receivables	(243,725)	(161,658)	(22,708)	(564,445)	(455,567)	(63,993)
Provision for contingent guarantee liabilities	(951,738)	(760,256)	(106,793)	(2,714,808)	(2,239,593)	(314,594)
Total operating cost	(2,454,765)	(2,224,526)	(312,477)	(6,792,578)	(6,424,447)	(902,437)
Gross profit	1,207,378	1,192,972	167,576	3,752,183	3,684,564	517,567
Operating expenses:
Sales and marketing expenses	(437,996)	(470,648)	(66,112)	(1,323,036)	(1,530,801)	(215,030)
Research and development expenses	(148,930)	(150,063)	(21,079)	(427,162)	(463,369)	(65,089)
General and administrative expenses	(88,952)	(95,092)	(13,357)	(279,146)	(291,855)	(40,997)
Total operating expenses	(675,878)	(715,803)	(100,548)	(2,029,344)	(2,286,025)	(321,116)
Change in fair value of financial guarantee derivatives and loans at fair value	(151,431)	169,999	23,880	(835,615)	428,727	60,223
Interest expense, net	(4,531)	(5,394)	(758)	(6,447)	(14,717)	(2,067)
Investment loss	(2,224)	(1,575)	(221)	(1,874)	(18,400)	(2,585)
Others, net	8,406	6,618	930	44,434	15,447	2,170
Income before income tax expense	381,720	646,817	90,859	923,337	1,809,596	254,192
Income tax expense	(72,163)	(125,549)	(17,636)	(185,626)	(346,603)	(48,687)
Net income	309,557	521,268	73,223	737,711	1,462,993	205,505
Net income attributable to ordinary shareholders of the Company	309,557	521,268	73,223	737,711	1,462,993	205,505

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.93	1.53	0.21	2.23	4.30	0.60
Diluted	0.92	1.46	0.21	2.22	4.09	0.57

Net income per ADS attributable to ordinary shareholders of the Company
Basic	1.87	3.06	0.43	4.46	8.61	1.21
Diluted	1.84	2.93	0.41	4.44	8.17	1.15

Weighted average ordinary shares outstanding
Basic	331,356,003	340,975,826	340,975,826	330,806,594	339,856,962	339,856,962
Diluted	336,606,267	356,137,047	356,137,047	335,151,610	358,097,138	358,097,138

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands)	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net income	309,557	521,268	73,223	737,711	1,462,993	205,505
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	(5,424)	(2,177)	(306)	(16,655)	3,259	458
Total comprehensive income	304,133	519,091	72,917	721,056	1,466,252	205,963
Total comprehensive income attributable to ordinary shareholders of the Company	304,133	519,091	72,917	721,056	1,466,252	205,963

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	309,557	521,268	73,223	737,711	1,462,993	205,505
Add: Share-based compensation expenses	20,986	21,332	2,996	67,379	75,056	10,543
Interest expense associated with convertible notes	-	-	-	5,695	-	-
Investment loss	2,224	1,575	221	1,874	18,400	2,585
Adjusted net income attributable to ordinary shareholders of the Company	332,767	544,175	76,440	812,659	1,556,449	218,633

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.00	1.60	0.22	2.46	4.58	0.64
Diluted	0.99	1.53	0.21	2.42	4.35	0.61

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	2.01	3.19	0.45	4.91	9.16	1.29
Diluted	1.98	3.06	0.43	4.85	8.69	1.22

Weighted average shares used in calculating net income per ordinary share for non-GAAP EPS
Basic	331,356,003	340,975,826	340,975,826	330,806,594	339,856,962	339,856,962
Diluted	336,606,267	356,137,047	356,137,047	335,151,610	358,097,138	358,097,138

Reconciliations of Non-GAAP EBIT to Net income
Net income	309,557	521,268	73,223	737,711	1,462,993	205,505
Add: Income tax expense	72,163	125,549	17,636	185,626	346,603	48,687
Share-based compensation expenses	20,986	21,332	2,996	67,379	75,056	10,543
Interest expense, net	4,531	5,394	758	6,447	14,717	2,067
Investment loss	2,224	1,575	221	1,874	18,400	2,585
Non-GAAP EBIT	409,461	675,118	94,834	999,037	1,917,769	269,387

Additional Credit Information

Vintage Charge Off Curve1

Dpd30+/GMV by Performance Windows1

First Payment Default 30+1

1. Loans facilitated under ICP are excluded from the chart.